UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    Form 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               Date: June 9, 2004

                     Commission File Number 001-12510
                                            ---------

                                   ROYAL AHOLD
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                 (Translation of registrant's name into English)

               Albert Heijnweg 1, 1507 EH Zaandam, The Netherlands
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                     (Address of principal executive office)




     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                       Form 20-F X             Form 40-F
                                 --                     ---

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                       Yes __                  No X
                                                  --

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

     On June 9, 2004, Koninklijke Ahold N.V. ("Royal Ahold" or the "Company") issued a press release announcing that Sharon Christians, Senior Vice President of Corporate Communications at the Company, will be leaving the Company effective July 1, 2004. A copy of the press release is attached hereto as
Exhibit 99.1.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         KONINKLIJKE AHOLD N.V.


                                         /s/ H.R. Ryopponen
                                         --------------------------------
Date:  June 10, 2004                     By:    H.R. Ryopponen
                                         Title: Executive Vice President and CFO

                                  EXHIBIT INDEX



The following exhibit has been filed as part of this Form 6-K:

Exhibit     Description
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99.1 Royal Ahold press release, dated June 9, 2004, announcing the departure of Sharon Christians, Senior Vice President of Corporate Communications at the Company